Filed by Infinera Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Transmode AB

(Commission File No. 001-33486)

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

INFINERA CORPORATION

Moderator: Jeff Hustis

April 21, 2015

4:00 pm CT

Coordinator:	Welcome to the First Quarter Year 2015 Investment Community Conference call of Infinera Corporation. All lines will be in a listen-only mode until the question-and-answer session. At that time if you would like to ask a question please press star 1 on your touchtone phone.

Today’s call is being recorded. If anyone has any objections, you may disconnect at this time. I would now like to turn the call over to Mr. Jeff Hustis of Infinera Investor Relations. Jeff, you may begin.

Jeff Hustis:	Thank you, (Lou). Welcome to Infinera’s first quarter of fiscal 2015 conference call. A copy of today’s earnings is available on the Investor Relations section of Infinera’s Website. Additionally, this call is being recorded and will be available for replay from the Website.

Today’s call will include projections and estimates that constitute forward-looking statements. This may include statements regarding Infinera’s overall business strategy, market conditions, market and growth opportunities,

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Infinera’s results of operations, views on Infinera’s customers and its products, as well as Infinera’s financial outlook for the second quarter of FY ‘15 and intent to acquire Transmode.

These statements are subject to risks and uncertainties that could cause Infinera’s results to differ materially from management’s current expectations. Please refer to Infinera’s current press releases and SEC filings, including Infinera’s most recently filed annual report on Form 10-K and subsequent filings for more information on these risks and uncertainties.

Please be reminded that all statements are made as of today, and Infinera undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this call.

Today’s earnings release and conference call include certain non-GAAP financial measures. Pursuant to Regulation G Infinera has provided a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in its first quarter earnings release which has been furnished to the SEC on Form 8-K and is available on Infinera’s Web site in the Investor Relations section.

I would now like to turn the call over to Chief Executive Officer, Tom Fallon.

Tom Fallon:	Good afternoon and thank you for joining us on our first quarter 2015 conference call. Joining me on today’s call are Chief Financial Officer, Brad Feller, and President, Dave Welch.

On the call I will touch on the financial highlights for Q1 and then provide an update on the market, our business, a brief recap of our announced offer to acquire Transmode, and an overview of key technology developments. I will then turn the call over to Brad, who will provide a more detailed review of our first quarter results and our outlook for the second quarter of 2015.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

In what is typically a soft quarter for our industry, we excelled, benefiting from broad strength across customer verticals. First quarter revenue was $187 million, at the higher end of our guidance range, and 31% higher than last year’s first-quarter revenue. Non-GAAP gross margin was 47.8% above our guidance range.

The combination of a higher revenue and gross margin flow through the earnings of 16 cents per share, also above our guidance range. We continue to demonstrate our ability to drive increasing financial leverage, leading Infinera to being one of the most profitable companies in the industry.

In the first quarter we continued to see broad strength across multiple verticals. Internet content providers continued to spend, and we are delivering. A recent report from Ovum named Infinera as the fastest-growing company in data center interconnect worldwide as of Q4 2014 and number one in worldwide market share for combined ICPs and carrier-neutral data center operators for the 2014 year.

We recently announced that we believe - what we believe is the world’s longest 8 terabit-capable unregenerated route from one of Facebook’s European data centers near the Arctic Circle. Not only does this deal highlight the strength of our business with ICPs globally, it is also a proof point of our coherent optical innovation and leadership.

In addition to ICP strength in Q1, we experienced robust demand from both the Tier 1 and wholesale and enterprise carrier verticals. Our DTN-X platform remained strong in the quarter as we added three new invoiced customers, allowing us to build new footprint. We also added significant capacity to the installed base at 100-gig networks built over the last few years.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Moving to metro cloud, we continued to gain momentum for our Cloud Xpress platform in Q1. We started shipping our 10-gig E version of the Cloud Xpress during the quarter and generated revenue from our both our 10-gig E and 40 gig E-versions of the product.

To date, we have seven invoiced customers for the CX platform and several more running lab and field trials. These seven customers include three large ICPs who have added the CX to their purchase portfolio and three customers who are new to Infinera.

We are also excited to see the growing CX traction to our channel program, allowing us to engage a broader base of customers for the Cloud Xpress. Recent announcements of Blackboard, a cloud-based educational service provider, and JPIX, or Japan Internet Exchange, highlight the traction we are seeing with this initiative.

We are on track with our internal plans for this product family and remain confident that our revenue from Cloud Xpress in 2015 will be in a range the analyst community isn’t predicting.

Moving on to metro aggregation, we briefed you two weeks ago of our intent to acquire Transmode. This acquisition will complement our own metro product that we will deliver later this year, strengthening the Infinera portfolio in the Metro Core and extending it to the services delivery at the edge.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

The Transmode opportunity accelerates our planned expansion across the metro market and creates an end-to-end portfolio that more than doubles our total available market.

This is particularly important considering the metro transition to 100 gig that is expected to begin ramping in 2016. Both companies bring complementary customers and technology, with Transmode primarily positioned in Europe and delivering services-rich metro applications, and Infinera primarily positioned in North America and delivering broad optical technology leadership.

Combining two of the most profitable companies in the industry, we expect the transaction to be earnings accretive in 2016. I am very excited to get the Transmode team on board upon the close of the transaction, which is expected in Q3.

From a geographic perspective, Infonetics recently recognized Infinera as the fastest-growing optical company in North America and EMEA combined. This result is attributable to our commitment to innovation leadership and creating the Infinera experience with each and every transaction.

As we extend our reach into the metro market, we believe our reputation for providing the best optical technology and customer experience will serve as the foundation for significant market share success.

Now turning to technology, it was great to see many of you at OFC in March. At this industry event we discussed how the network is simplifying into two fundamental layers, Layer C, the cloud services layer, and Layer T, the intelligent optical transport layer.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

The foundation of Layer T is scalable optics and includes SDN control to deliver transport services in support of Layer C. At OFC we introduced our sliceable PICs, the oPIC-100 and ePIC-500, to support Layer T.

These new PICs combine massive scalability with granular control, enabling service providers to maximize network scale while efficiently managing bandwidth. These PICs will be applicable across the network, but in particular provide foundational technology for a new high-capacity metro aggregation platform that will be delivered by the end of this year.

Shifting now to intelligent control, at OFC Pacnet, just recently acquired by Telstra, joined us to talk about their deployment of our SDN solution, which we believe is the first widely available production deployment of SDN for the transport network. Pacnet is leveraging Infinera SDN technology to deliver high-value, customized on-demand services for their customers at the optical layer.

While others continue with demos and trials, Infinera has shown our leadership in this technology area by deploying commercials solutions for the market, helping our customers deliver on their vision.

In summary, we are pleased with all aspects of our performance in Q1: financial, market share momentum, and technology delivery. The first quarter performance is a continuation of the momentum we have built over the past few years and represents an inflection point as Infinera pursues multiple markets in the Optical Transport Space simultaneously.

As the market continues to transition to 100-gig and intelligent control, I am particularly excited about our opportunity to accelerate the creation with Transmode of one of the top packet optical transport companies in the world.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

We have never been better positioned to capitalize on our unique breadth of technology, our highly leverageable business model and our strong position with the customers that are building the world’s largest networks the fastest.

With our current products and soon-to-be-unveiled products, we intend to capture significant market share and to do so profitably.

I would like to thank our customers, employees and partners for their ongoing commitment to Infinera. Now I’ll turn the call over to Brad for more detailed financial review of the quarter and our guidance for Q2.

Brad Feller:	Thanks, Tom, and good afternoon, everyone. As Tom mentioned, we had another strong quarter financially. We reported revenue of $186.9 million, a 31% increase over the first quarter of last year, up slightly sequentially and above the mid-point of our guidance range.

The first quarter represents our fifth consecutive quarter of sequential revenue growth. In Q1 we continued to experience strong demand from across our customer base. With our Top 5 customers in the quarter consisting of a North American Tier 1, two Internet content providers, and two wholesale and enterprise carriers.

We had two greater-than 10% customers in the quarter, a North American Tier 1 service provider, and an Internet content provider. We continue to win opportunities worldwide to build 100-gig long-haul footprint with our DTN-X platform.

In Q1 we added three invoiced customers all of which were existing DTN customers who have now deployed the DTN-X. This brings our total DTN-X customer count to 62.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

In Q1, North America continued to be our strongest region, accounting for 68% of total revenue. Internationally, EMEA represented 24% of total revenue, with APAC and LatAm each representing 4%.

Services revenue for the quarter was $26 million, down 6% sequentially due to lower deployment services. On a year-over-year basis services revenue increased by $7 million, or 40%, as we continue to grow our maintenance revenues due to the larger install base, as well as expanded service offerings.

Moving now to gross margin and operating expenses, our overall non-GAAP gross margin for the first quarter was 47.8%, up from 46.1% in the fourth quarter. Our strong results in the quarter were driven by continued cost to clients as we leveraged our vertically integrated model, strong capacity adds on existing networks, including instant bandwidth licenses, as well as improved services profitability.

In addition we had a few large footprint deployments which pushed into Q2. Services gross margin grew to 65% in the quarter, up from 56% in Q4, primarily as a result of a decrease in deployment services.

Our non-GAAP operating expenses were $67 million in the first quarter, up $2 million sequentially and in line with our guidance.

As expected, we continue to ramp our R&D spend to ensure we can execute on our expanded product roadmap while staying aligned with our R&D target of 20% of revenues.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

We are excited about the pipeline of new products due to be released in the second half of the year, including the 100-gig E Cloud Xpress and our Metro Aggregation solution.

While we continued to invest in the incremental sales headcount to address new markets and verticals, SG&A expenses declined sequentially 1% in the quarter due to lower commission expenses as we entered the new sales plan year.

Demonstrating the continued leverage in our financial model, we achieved a non-GAAP operating margin of 12.2% for the first quarter, up from 11% in Q4 and above our guidance range. I am particularly proud we were able to improve our operating margin even as we continue to ramp our R&D investments.

Interest and other expense for the quarter was $100,000 and tax expense of $600,000. The shares used to compute non-GAAP EPS during the first quarter were 137 million, up from 133 million in the prior quarter as the improved stock price continues to drive more dilutive shares.

In summary, non-GAAP net income for the first quarter was $22 million, or 16 cents per diluted share, up from 13 cents per diluted share in the prior quarter and above our guidance range.

On a GAAP basis we had net income of $12 million, or 9 cents per diluted share in the first quarter. The differences in our GAAP and non-GAAP results was due to stock-based competition expense of $7 million, $2 million of amortization of debt discount, and $500,000 of acquisition-related costs.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Now turning to the balance sheet, cash, cash equivalents and investments as of the end of the first quarter grew $409 million, an increase of $18 million from the previous quarter. We generated cash from operations of $20 million in Q1, compared to $19 million in the fourth quarter.

In Q1, CAPEX was $7 million, or about 4% of revenue, as we continue to make investments to further scale the business. We also generated $6 million in net proceeds from employee stock activities in the quarter.

As we have stated in the past, cash generation is one of our top priorities. We remain confident in our ability to continue to generate cash in our business.

Now for our outlook for the second quarter of fiscal 2015. I’m pleased to announce that we currently project revenue for the second quarter to be $200 million, plus or minus $5 million. The mid-point of this range represents year-over-year growth in the second quarter of nearly 21%.

We currently project non-GAAP gross margins to be 46%, plus or minus 100 basis points as we plan to continue footprint, capitalize on the momentum of fill activity and drive down cost through leverage of our vertically integrated model. We currently anticipate non-GAAP operating expenses to be $69 million, plus or minus $1 million.

In Q2 we will continue to invest in the R&D roadmap and sales talent to address our broadening product portfolio and customer accounts. As we have done in the past, we plan to grow overall operating expenses at a slower rate than our revenue growth.

The mid-point of our projected guidance translates to a non-GAAP operating margin of 11%, plus or minus 100 basis points. The combination of interest and other expense is expected to net out to approximately $500,000, and tax expense should be approximately $1 million.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

We currently expect diluted share count to be approximately 140 million shares and project non-GAAP EPS to be 16 cents per diluted share, plus or minus a couple of pennies.

As for GAAP EPS, we currently project it to be lower than non-GAAP EPS by about 8 cents per share, primarily related to stock-based competition expense.

Finally, we anticipate continuing to generate positive free cash flow in the second quarter.

In summary, I’m encouraged that we have achieved such strong financial results in a quarter that is traditionally very challenging. We are enjoying continued demand from across our customer base, building momentum with the Cloud Xpress and looking forward to seizing the opportunities that the 100 gig metro market will present.

As we grow revenue, we will continue to grow profitably as our strong financial model continues to demonstrate the ability to drive differentiated financial results.

On our last call we indicated that we expected to unveil a new target financial model with higher-margin targets some time during this year. Once we had an improved understanding of the impact of our cloud traction and had demonstrated an ability to consistently exceed our existing targets.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Now with our offer to acquire Transmode, the introduction of our new financial model will likely occur early in 2016, once we better understand the impact of this addition.

With that I’d like to turn the call over to the operator to begin the Q&A portion of the call. (Lou)?

Coordinator:	Thank you, sir. We’ll now begin the question-and-answer session. If you would like to ask a question, please press star 1. Please unmute your phone and record your name clearly when prompted. Your name is required to introduce your question. To withdraw your request it’s star 2. Please limit to one question and one follow-up. I’ll be just one moment for the first question. Our first question will come from George Notter of Jefferies.

George Notter:	Hi guys. Thanks very much. I wanted to ask about the Cloud Xpress platform. I think on the monologue here you guys were talking about eight customers. I think you said invoiced - sorry, seven invoiced customers, and I think that included the Top 3 ICPs.

But I think those numbers were actually similar when you guys talked about Cloud Xpress traction coming out of Q4. Can you kind of tell us what’s going on there? Is this maybe an apple to oranges comparison and I’m kind of missing that? But kind of talk about why those customer numbers haven’t really moved that much.

Tom Fallon:	Okay, George, this is Tom. It was seven customers and that’s the customers that are per our normal recognition of revenue. Last time when it was - since it had just been launched we said we were going to kind of one time talk about a combination of commitments which could be a PO, it could be a contract, it could have been any kind of commitment they had made, plus field trials and lab trials.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

So that was a kind of an aggregation showing overall early receptivity. And now we’re moving back to our more traditional ‘we’re only going to talk about customers that had been invoiced.’

So we’re actually pretty happy with how our - how this product is being received into the market. Seven customers, you know, three big ICPs which I think can drive a lot of demand. Here also we’ve announced two that we’ve achieved for channels which are hitting a whole tier of customers that we’ve never been able to directly sell to before.

And I think that those are long-term types of seats that we’re planning, but I think the channel infrastructure will allow us to approach and address customers that, on our own, we couldn’t before. And I think it’s great for us to have a sell-through model with partners now instead of a sell with.

Now we’ve also introduced our 10-gig E in addition to the 40-gig E. As I talked about last time our 40-gig E is a smaller portion of the market but we brought that to market first at the request of a specific large ICP. Our 10-gig now will offer the ability to go to a larger portion of the market - it’s probably about three times as large as the 40-gig E market or more, about five times.

And then 100-gig, there’s a lot of interest in the 100-gig platform as people are evaluating this architecture. A number of them have come back very favorable but they’re inclined to wait for 100-gig and deploy it when it comes out later this year since it’s going to be coming out relatively soon.

That’s probably a long-winded answer to your question.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

George Notter:	Yes, okay. And then can you talk about what percentage of the revenue stream this quarter came from Cloud Xpress? Is that a number you can give us?

Brad Feller:	Yes, so, George, as we’ve done traditionally, we’ll, you know, give color on the number of customers, the types of customers but probably refrain from breaking it out specifically.

George Notter:	Okay. Is there a threshold where you might start to break that out, is it 10% of sales or how do you think about that?

Brad Feller:	Yes, it’s probably higher than that, George. And, you know, we’ll monitor this as we go forward.

George Notter:	Got it, okay. And then I guess I wanted to also ask about, you know, your backlog this quarter. I mean obviously you guys don’t give backlog every quarter; it’s just a year-end on the K but is it fair that book-to-bill improved and was greater than 1 and backlog grew this quarter? How do you carry towards that?

Brad Feller:	Yes, George, we don’t break out the backlog on a quarterly basis. You know, we obviously came into the year with a very strong backlog but we don’t update that on a quarterly basis.

George Notter:	Got it. Okay, great. Thank you very much.

Tom Fallon:	Thanks George.

Coordinator:	Our next question will come from Simona Jankowski of Goldman Sachs.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Simona Jankowski:	Yes, hi. Just wanted to clarify a couple of things on Cloud Xpress. Are the three ICPs you referenced the same ones as the ones you’ve talked about before being three of the four?

Tom Fallon:	I’m trying to think.

Brad Feller:	Yes, I think two of them are the same as the ones before, and one is a different one. It’s how it’s broken out so far.

Simona Jankowski:	Okay, and that one, is that a previous customer or is that a new customer to Cloud Xpress?

Brad Feller:	It’s a previous customer that we had.

Simona Jankowski:	Got you. And then can you also clarify the comment you made on Cloud Xpress being consistent with the current sell-side estimates? What is that range that you’re referring to?

Brad Feller:	So I think the range, Simona, is somewhere between $30 and $60 million as what people have told me they have in their models.

Simona Jankowski:	Okay. And then on the Transmode acquisition, clearly the impetus there is one of revenue synergies and TAM expansion. But is there an opportunity for cost synergies just from the perspective of having some duplicative spend perhaps in the metro area? Or do you view that as purely additive spend in terms of their portfolio, their roadmap on Metro versus yours?

Tom Fallon:

This is vastly about revenue synergy and the ability to aggressively grow our portfolio, our customer presence, our cross-selling, and geographic dispersing of strengths. There is a cost opportunity to put our PIC into appropriate parts

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

of their platforms over time that would reduce the cost structure of their platform, but from an overall, the head count and all, this is really about revenue synergies. There might be some small overlap but it’s really going to be a rounding error.

Simona Jankowski:	Sure. And just this last one for me, given the big move you had in FX this quarter and obviously, you know, you had a very strong quarter in the US and Europe is not as big for you, but what impact if any are you seeing in terms of your customer behavior given the big move you’ve had.

Brad Feller:	Yes, I wouldn’t say, Simona, we’ve seen a big difference in customer behavior. I think at the end of the day the bandwidth demands on our network continued to be strong. And so there’s not an overall - we haven’t seen an overall big impact on our business.

Simona Jankowski:	Great. Thanks very much.

Tom Fallon:	Thanks Simona.

Coordinator:	Our next question comes from Sanjiv Wadhwani of Stifel.

Sanjiv Wadhwani:	Thanks. Hey but one quick follow-up on Simona’s question, Brad. What percentage of revenues are not based on US dollars and the broader question I had was, last year you had a big Tier 1 deployment in Q2 and Q3, and I’m just curious as to when you look at the Q2 guidance which you’re signaling pretty strong year-over-year growth, is there a particular type or types of customers that are coming in to offset that year-over-year tough comp and I think you referred specifically there were some sort of big builds that were pushed out from Q1 to Q2. Maybe you can give some flavor as to what types of customers those were. Thanks.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Brad Feller:	Sure. So, Sanjiv, on the mix in terms of FX, it differs from quarter to quarter but it’s roughly 10% of our overall sales are in non-US dollars so it’s a relatively small percentage of our overall revenues.

In terms of the Q2 guidance, you know, unlike last year where we had the very large build from customer this year the strength is broader. As you know, the cable vertical tends to be stronger in the first half of the year but the strength is across cable, it’s across the ICPs, it’s across the Tier 1s, the enterprise and bandwidth wholesalers. So it is much broader than it was last year that we saw in Q2.

Sanjiv Wadhwani:	Got it. Any color, Brad, on the push-outs from Q1 to Q2 in terms of the build? Is that like one or two customers or they’re a bunch of them in the pipeline?

Brad Feller:	No, it’s just a couple of recently big networks, though, that were right at the tail end of the quarter. They didn’t quite get accepted at the end of the quarter and so they are getting accepted in Q2.

Sanjiv Wadhwani:	So the deployments have been done. This is merely sort of acceptance?

Brad Feller:	Yes.

Sanjiv Wadhwani:	Okay. Got it. Thanks.

Brad Feller:	Okay.

Coordinator:	Our next question will come from Alex Henderson of Needham.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Alex Henderson:	Yes, a couple of questions on the competitive side. So as you look at your competitors on the international front, are any of them offering their pricing strategies based on the change in FX and, you know, do you see Lucent - or do you see ALU as the manufacturer? And I ask it that way in the sense is the cost structure for ALU more of a US-denominated cost structure? Is it, you know, blended? How do you think about that relative to those - that particular competitor?

Tom Fallon:	Yes, you know, candidly I don’t have enough understanding of how their business runs on FX and their cost structures. So I think I’m just the wrong guy to ask and you should probably ask those guys. You know, what we’re seeing is a relatively normal pricing environment. We see normal kind of cost reductions. You know, Alcatel has historically been a pretty aggressive person in the market, particularly in Europe though it seems that they’re not being quite as aggressive as they historically have been.

Alex Henderson:	No change. They’re in fact maybe even less competiti- less aggressive?

Tom Fallon:	I don’t know if they’re less aggressive. Maybe there’s a new leader that’s putting the price down some more, right. So I always focus, you know, kind of who’s creating the most challenge. They have historically done that; lesser right now.

Alex Henderson:	And on the build push-outs, you know, what kind of scale are we talking about there? I mean is that bigger than a breadbox impact on the quarter-to-quarter and is it something that we should be nervous about sequentially as we go from 2Q to 3Q or how does that lump in?

Brad Feller:	No so, yes. Yes, so, Alex, it’s not a tremendously large number. It’s just because it is footprint it can move the needle on the gross-margin side of

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

things. So it was more intended to talk about why Q1 margin was a bit higher and it’s coming down a little bit in Q2. It’s not an overly significant number from a revenue perspective or anything you should worry about in comparables or anything like that.

Alex Henderson:	Yes, and then finally the last question is — and you led right to it — is the margin-side of the equation. How much of the improvement in margin is a function of, you know, service/line card sales? Or should we read into it that maybe you’re getting pretty good margins on the Cloud Xpress line? Is there any read-through on the Cloud Xpress margin profile?

Brad Feller:	Yes, so Alex we’re not going to break out the margins on Cloud Xpress. It is a combination of things. We continue to drive down our cost structure and leverage our vertical integration. We are seeing as we’ve talked about for several quarters now more mix going to capacity adds, including people buying follow-on Cloud Xpress licenses. And then the services side some of the deployments were more efficient so better profitability there.

Alex Henderson:	All right, one last thing. Any comment on instant bandwidth uptake? Thanks.

Brad Feller:	Yes, so Instant Bandwidth continues to be a good program for us. I think it provides a great level of flexibility for our customers. You know, as we’ve talked about before, it’s not the largest customers in the world and the largest routes, but it continues to be an attractive portion of the portfolio.

Alex Henderson:	Super, thank you.

Brad Feller:	Okay.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Coordinator:	And if you would like to ask a question please press star 1 and record your name. Our next question will come from Rod Hall of JPMC.

Rod Hall:	Yes, hi guys. Thanks for the question. I just wanted to follow up on the gross margin a little bit. Maybe Brad and Tom, both. Brad, maybe could you comment on what the - do you have any idea what the underlying gross margin would have been without these push-outs? So are we talking about sort of the high end of the prior guidance range, around 45%? And the push-outs added 2.8% of the gross margins or just trying to understand how much the push-out affected the gross margins and what kind the underlying rate of growth margins would be.

I know it’s kind of tough to - a tough number maybe to get to, but just to try to figure out, you know, even with 46% you’re still talking about a gross margin trajectory that’s up on average over the last few quarters. And I can’t imagine, you know, just because of push-out, you know, other good things are going on so.

Brad Feller:	Yes, you’re absolutely right, Rod. It’s a piece to the puzzle, right. As you know, our footprint deployments traditionally come with a much lower margin profile so it’s a piece to the equation and not the sole driver. So we likely would have been above the range either way.

Rod Hall:	Okay. Okay, thanks Brad. And then on the margins, the other thing I was wondering after you guys announced Transmode although I didn’t ask at the announcement call was how much, you know, one of the margin drivers is vertical integration, and just loading your plant, how much - you know, it sounds like part of Transmode will allow for more of that in part, maybe not. Can you just comment on the degree to which this allows you to continue that vertical integration impact on gross margins and, you know, how that might play out as you integrate Transmode?

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Dave Welch:	Yes, this is Dave Welch. We plan on utilizing our vertical infrastructure to the degree it is appropriate within their product portfolio. And, you know, PICs are well-suited for high-capacity applications, are well-suited for high-density applications. They’re not well-suited for very low-speed applications and so we will continue to use that vertical infrastructure there. And we think that will, you know, drive our overall economic benefits.

Rod Hall:	Okay. And I have this last question. Could I just - I just wanted to ask Tom if he thinks that Alcatel-Lucent hiccups now. I mean the integration may, you know, take their raft off the ball a little bit. Do you think that gives you an opportunity in Europe? Have you seen any evidence of that yet?

Tom Fallon:	Well, I think it’s too soon to see evidence of it. I’m personally delighted that this is occurring. The industry or the history of the industry of large companies getting together and efficiently taking care of customers and doing things that are good about creating business in the short term I’m not sure there is one. And I’m a big advocate that while they’re going to worry about who has got the biggest office and gets a car on the company, I’m going to work really hard to go take care of their former customers.

I can tell you, you know, they’ve already shut down one optical group because it wasn’t strategic to them. They picked up a new optical group. I’m not sure this will be strategic to them and I think it’s a great opportunity for us.

Rod Hall:	Great. Thanks a lot guys.

Brad Feller:	Thanks.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Coordinator:	Dmitry Netis, WDBlair, the line is open.

Dmitry Netis:	Okay, thank you so much. I’ve got a couple of quick ones. On the - just a clarification, two 10% customers, one was I heard the Tier 1 carrier. Who was the other one?

Brad Feller:	It was the Internet content provider.

Dmitry Netis:	I see. Okay, great. And then how close to that 10% threshold were they? Are they close to the 10% or a bit above? Can you give us some color?

Brad Feller:	Uh-huh, the North American Tier 1 you saw what they were for last year. They probably weren’t that big of a percentage this quarter. And then the Internet content provider was greater than 10% obviously but not as big as the Tier 1.

Dmitry Netis:	How much do you expect from these customers in Q2? Do you think they’re still, you know, I guess what stage is of their deployment cycle are we? You know, is this continuous? Are we kind of in the late stage, middle stage? Do you expect those guys to come back in Q2?

Brad Feller:	Yes, so, Dmitry, we’re going to shy away from laying out any specific customer. As you know, we have a very broad customer base. We’ve had I think seven different customers have been greater than 10% in a given quarter. They can all drive big volumes.

The strength is broad. It’s not any given customer that is driving the growth. It’s across all the different verticals and multiple guys image of the verticals.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Dmitry Netis:	Okay, good. And then I know we have talked about Level 3 but they are material customers of yours, so could be on 100-gig side. You’ve announced some winds there. Are there networks as we speak? We’re still kind of waiting for that to happen. We’re always on that front.

Brad Feller:	Yes, so, Dmitry, you’ve broke up a little bit but I think your question was on Level 3?

Dmitry Netis:	Yes.

Brad Feller:	Level 3 is a great customer of ours. They are aggressively building with us in the US, in Latin America, and pretty much around the globe.

Dmitry Netis:	Okay, Brad. And one last one. I appreciate that candid answer. I just - you know, the Facebook announcement was I guess well-received by the investment community. Would you mind maybe describing a little bit what exactly you do for them?

Dave Welch:	I can roughly, yes. We supply networks for them and they operate with our gear. That was a particular data center connectivity that they needed from Northern - in the (Nordex), down to one of their more centralized data center applications within Europe.

We provide the bandwidth that leaves the building and, you know, traverses the long-haul network and comes back into one or other buildings.

Dmitry Netis:	Okay, so it’s, David, finally that DTN-X product and I guess there’s a line of sight with CX there as well. That’s...

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Tom Fallon:	We’re not going to co- you know, they were gracious enough to allow us to do this press release which, as you know, they’re very reluctant to do that. And our rules with them are, we won’t talk around any of our business other than they announced us - allowed us to announce.

Dmitry Netis:	Okay, excellent. Thank you for that. Appreciate it.

Tom Fallon:	Uh-huh, thanks.

Coordinator:	Ted Moreau of Barrington Research, your line is open.

Ted Moreau:	Yes, thank you so much. I was wondering just referencing the opportunity within the Internet content provider with the DTN-X and we’ve also been talking about the Cloud Xpress opportunity, but could you just kind of walk through how you view the growth opportunities for both the DTN-X and the Cloud Xpress at Internet content providers? What are you seeing as the trajectories of both those product lines within that customer base for this year?

Tom Fallon:	Well, I think, you know, both of them have huge opportunities. And we - both Internet content providers, whether they’re carrying bandwidth across their backbone or going into metros or interconnecting data centers, bandwidth is exploding for them.

I think the fundamental difference - and I’ll let Dave comment - is that, you know, for the backbone of their network if they’ve had one, they’re growing it, they’re continuing to grow them, there are some Internet content providers that are deciding to put in backbones. But I would call it more of a decision that has been made a while ago and now they’re deploying and growing with capacity.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

The data center interconnect market where the cloud is going to go, it is probably the more explosive opportunity over time. It’s a relatively young market today, you know, a few hundred million dollars and it’s forecast to grow to a few billion dollars over the next several years.

But you’re not going to see probably linear growth in that. You know, when you create new markets with new applications you see kind of an asymptote where it starts accelerating and then you’ll hit some kind of knee, an inflection, that it really starts exploding. When that will happen we’re not sure but we do believe that there’s going to be a lot of opportunity in data center interconnect, both at the large ICPs but also others.

Dave?

Dave Welch:	Yes, you need to make sure to clarify. The applications of the CX and the DTN-X platforms are different. The DTN-X is a long-haul platform with integrated bandwidth management capabilities on it and so, if I’m operating on a network configuration, the DTN-X is a more appropriate box.

The CX is a point-to-point configuration as generally metro reach or less-types application. It’s not configured for a long-haul application and has no integrated switching capabilities for it.

So if I’m a cloud provider and I’ve got my network or whoever I am, I have my network. There are regions of my network that require bandwidth management and meshed network configurations in the regions where I just need to go high capacity point to point. And ICPs or cloud providers will require both of those within their network architectures as we go forward.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Ted Moreau:	Okay, great. Thanks. And so I just want to make sure I’m clear. So the DTN-X sounds like it’s a bigger opportunity this year and then, you know, not to take anything away from Cloud Xpress, but then the Cloud Xpress kind of layers on in out years, that’s how we should be thinking about it?

Dave Welch:	Yes, the DTN-X is a full-featured, full-network product capability and Cloud Xpress is a point product for point-to-point connectivity in the metro region. Again the DTN-X was predominantly a high-capacity long-haul box whereas the Cloud Xpress is a high, you know, rack and stack scalable metro box, two very different applications for their networks.

Brad?

Brad Feller:	Just to clarify, so we do expect Cloud Xpress to ramp with those guys over the course of this year so it’s not a ’16, ’17 opportunity. We do expect them to ramp this year.

Dave Welch:	Absolutely.

Ted Moreau:	Okay, and then you kind of touched on this a little bit with the, you know, lumpiness of deployments and what not. Do you view that the deployment scenarios with Internet content providers and maybe - I mean could you compare it like how the deployments are, from a lumpiness perspective, similar or maybe different from what you’ve historically seen in the traditional telecom business?

Dave Welch:	If I’m deploying a large nationwide network that requires a substantive amount of optical infrastructure, amplifiers, optical boxes, et cetera, it takes time to deploy that, right. If I want to simultaneously add connectivity between, you know, a dozen data centers across North America the deployment of the common infrastructures may take four or five months.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

That in and of itself - or six or eight months; it can take a while. That in and of itself drives you into lumpy aspects of - buy commons, footstools in after you’ve done their plan.

If what I’m doing are networks that go between data centers in a metro infrastructure I don’t have a lot of infrastructure to build out in which case that can be a smoother transition or frankly is driven more. It’s less of a planning exercise and it’s more of a reaction to how much cloud business goes into a data center and how much bandwidth I need to provide.

Tom Fallon:	There are also things that you deploy, as Dave was talking about large-scale networks, you know, there’s an amount of work that has to be done. But invariably, you know, there are long poles in the tent like making sure fiber is available and power into the appropriate buildings that tend to cause things outside of our control that cause some of these projects to slip.

Dave Welch:	Yes, and you raised an important point. As the cloud network scales in a data center, the data center interconnect scales, it is not just going to realize itself in Cloud Xpress products. It will realize ourselves in all of our across-the board products because there’s a certain amount of bandwidth that needs to go into the long haul where we’ll satisfy that with DTN-X solutions and there’s a certain amount of bandwidth that will be local in nature which will be more of a Cloud Xpress solution.

Ted Moreau:	Okay, great. Congrats and keep up the good work. Thanks guys.

Tom Fallon:	Thank you.

INFINERA CORP

Moderator: Jeff Hustis

04-21-15/4:00 pm CT

Confirmation # 3300045

Jeff Hustis:	Thanks Ted.

Coordinator:	Thank you. If you would like to ask a question please press star 1 and record your name.

Jeff Hustis:	Operator, it looks like we’re clear on the questions. So everyone thanks for joining us this afternoon with your questions. And we look forward to updating you on our continued progress.

Have a good day.

Coordinator:	Thank you. This will conclude today’s call. You may go ahead and disconnect.

END